SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                          July 8, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 4 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

               On July 8, 1996, Ballantrae sent to the Company a letter (the "July 8 Letter"), a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The following description of the July 8 Letter is qualified in its entirety by reference to the July 8 Letter.

               The July 8 Letter describes a proposal offered by Ballantrae to raise capital for the Company. Under Ballantrae's proposal, the Company would initiate a rights offering of 800,000 shares of Common Stock at $2.00 per share open to all existing shareholders pro-rata in accordance with their current ownership. Ballantrae would invest a minimum of its pro-rata shares of 27% of all shares so issued and would consider purchasing all 800,000 shares ($1.6 million) to the extent that no other shareholders desire to participate in the offering. This transaction would be subject to approval of Ballantrae's Form A application process with the State of Maine and the State of New York.

               Ballantrae states in the July 8 Letter that to the extent that the Company requires a portion of the $1.6 million immediately (before the Form A process is finalized), Ballantrae would consider making a bridge loan to the Company. Ballantrae also states that it is willing to discuss with the Company and assist the Company with any other reasonable financing transaction.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 4.1.  Letter dated July 8, 1996, from
Ballantrae Partners, L.L.C. to North East Insurance Company.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 9, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)




                          Exhibit Index


                    Exhibit                                  Page

4.1. Letter dated July 8, 1996, from Ballantrae
     Partners, L.L.C. to North East Insurance
     Company                                                    5